Filed by Phillips Petroleum Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                    Subject Company:  Phillips Petroleum Company
                                                   Commission File No. 001-00720




On February 8, 2001, Phillips Petroleum Company used the following presentation materials at a presentation to employees of Tosco Corporation.

                                      * * * *

The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed Phillips/Tosco merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Phillips' and Tosco's businesses will not be integrated successfully; costs related to the merger; failure of the Phillips or Tosco stockholders to approve the merger; and other economic, business, competitive and/or regulatory factors affecting Phillips' and Tosco's businesses generally as set forth in Phillips' and Tosco's filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K for the fiscal year ended 1999, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Phillips and Tosco are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Phillips and Tosco. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Phillips and Tosco with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Phillips and

THE FOLLOWING ARE SLIDES USED AT A PRESENTATION MADE TO TOSCO CORPORATION EMPLOYEES ON FEBRUARY 8, 2001:

BUILDING                                                         [PHILLIPS LOGO]
     THE
     NEW                                                      [REFINERY DRAWING]
 PHILLIPS

[TOSCO LOGO]

                              TOSCO MARKETING AREA


               [U.S. MAP CODED TO DENOTE TOSCO'S MARKETING AREAS]


Alabama
Arizona
California
Connecticut
Delaware
District of Columbia
Florida
Georgia
Hawaii
Idaho
Louisiana
Maine
Massachusetts
Maryland
Mississippi
Nevada
New Hampshire
New Jersey
New Mexico
New York
North Carolina
Oklahoma
Oregon
Pennsylvania
Rhode Island
South Carolina
Tennessee
Texas
Utah
Vermont
Virginia
Washington

[PHILLIPS LOGO]

                         THE NEW PHILLIPS MARKETING AREA


           [U.S. MAP CODED TO DENOTE THE NEW PHILLIPS MARKETING AREAS]


Alabama
Arizona
California
Colorado
Connecticut
Delaware
District of Columbia
Florida
Georgia
Hawaii
Idaho
Illinois
Indiana
Iowa
Kansas
Kentucky
Louisiana
Maine
Massachusetts
Maryland
Michigan
Minnesota
Mississippi
Missouri
Nebraska
Nevada
New Hampshire
New Jersey
New Mexico
New York
North Carolina
North Dakota
Oklahoma
Oregon
Pennsylvania
Rhode Island
South Carolina
South Dakota
Tennessee
Texas
Utah
Vermont
Virginia
Wisconsin
Washington
Wyoming

[TOSCO LOGO]

                                 TOSCO REFINING


                [U.S. MAP CODED TO DENOTE TOSCO'S REFINING AREAS]


Alliance Refinery; Belle Chasse, Louisiana
Bayway Refinery; Linden, New Jersey
Ferndale Refinery; Ferndale, Washington
Los Angeles Area Refinery System; Carson, California
San Francisco Area Refinery System; Rodeo and Santa Maria, California Trainer Refinery; Trainer, Pennsylvania
Wood River Refinery; Roxana, Illinois

[PHILLIPS LOGO]


                            THE NEW PHILLIPS REFINING


           [U.S. MAP CODED TO DENOTE THE NEW PHILLIPS REFINING AREAS]


Alliance Refinery; Belle Chasse, Louisiana
Bayway Refinery; Linden, New Jersey
Borger Refinery; Borger, Texas
Ferndale Refinery; Ferndale, Washington
Los Angeles Area Refinery System; Carson, California
San Francisco Area Refinery System; Rodeo and Santa Maria, California Sweeny Refinery; Sweeny, Texas
Trainer Refinery; Trainer, Pennsylvania
Wood River Refinery; Roxana, Illinois
Woods Cross Refinery; Woods Cross, Utah

[PHILLIPS LOGO]

                              POSITIONED TO COMPETE


        [BAR GRAPH DENOTING THE FOLLOWING WORLDWIDE RESERVES FOR YE2000]


                        Worldwide Reserves
                              YE2000
Company                  (in Billion Bbls)
-------                 ------------------

XOM                              21.5
CHV                      approx. 6
PPCO*                    approx. 5
TX                       approx. 5
COC                      approx. 3
OXY**                    approx. 2


* Pro Forma YE 2000            ** Pro Forma YE 1999 with Altura



                       [BAR GRAPH DENOTING NGL PRODUCTION]


                        NGL Production                      [DUKE ENERGY FIELD
Company                 (in MBbls/day)                       SERVICES LOGO]
-------                 --------------

DEFS                        405
WMB                         300
EPG                         230
BP                          180
XOM                         120


                   [TWO BAR GRAPHS DENOTING REFINING CAPACITY
                       AND U.S. GASOLINE SALES SHARE DATA]


                    2000 U.S.
Company         Refining Capacity
-------         -----------------

XOM              approx. 12%
Phillips
Tosco            approx. 11%
BP               approx. 10%
CHV              approx. 6%
MAP              approx. 6%



                   Share of 1999
Company         U.S. Gasoline Sales
-------         -------------------

XOM              approx. 15%
BP               approx. 11%
Phillips         approx. 9%
MAP              approx. 8%
Texaco
Equilon          approx. 8%



    [TABLE DENOTING THE RANK OF CHEVRON PHILLIPS CHEMICAL COMPANY PRODUCTS]


Product             North American Rank          World Rank         [CHEVRON
--------            -------------------          ----------          PHILLIPS
Olefins                     4                        5               LOGO]
Polyolefins                 3                        5
Styrene                     2                        7

                        2000 PRODUCTION AND PROJECT AREAS


                [WORLD MAP CODED TO DENOTE CURRENT OPERATIONS AND
                       FUTURE DEVELOPMENT PROJECTS AREAS]


        Current Operations                    Future Development Projects
        ------------------                    ---------------------------

         Alaska:     226 MB/D                        Bayu-Undan
                     158 MMCFD

         Australia:  7 MB/D                          Bohai Bay

         Canada:     7 MB/D                          Coal Bed Methane
                     83 MMCFD

         China:      12 MB/D                         Hamaca

         Denmark:    4 MB/D                          Kashagan

         Lower 48                                    Middle East
          U.S.:      35 MB/D
                     770 MMCFD

         Nigeria:    25 MB/D
                     33 MMCFD

         Norway:     119 MB/D
                     136 MMCFD

         U.K.:       27 MB/D
                     214 MMCFD

         Venezuela:  4 MB/D



---------------------------
MB/D includes total liquids production.

[CLOSEUP PHOTO OF A MAN]                      [PHOTO OF ALASKA EXPLORATION SITE]


                               ALASKA NORTH SLOPE


[PHOTO OF BEARS WALKING ON PIPES]

                              EKOFISK II, NORTH SEA


                      [PHOTO OF NORTH SEA EXPLORATION SITE]

                                             [PHOTO OF MEN WORKING ON OIL DRILL]


                                    BOHAI BAY
                                      CHINA


[PHOTO OF MEN WORKING ON OIL DRILL]

                                        [PHOTO OF EXPLORATION SITE IN BOHAI BAY]

                                HAMACA DRILL SITE
                                    VENEZUELA


                          [PHOTO OF HAMACA DRILL SITE]

                              BAYU-UNDAN, TIMOR SEA


                   [PHOTO OF MAN WORKING ON SHIP IN TIMOR SEA]

                                   CASPIAN SEA


                         [PHOTO OF SHIP IN CASPIAN SEA]

                                THE NEW PHILLIPS
--------------------------------------------------------------------------------

                FORTUNE 20
                COMPANY                                 [PHILLIPS LOGO]


                ANNUAL
                PRO FORMA SALES
                OF $46 BILLION

                                THE NEW PHILLIPS
--------------------------------------------------------------------------------

                                                        [PHILLIPS LOGO]


                COMBINED
                PRO FORMA 2000
                PROFITS OF
                $2.4 BILLION

                                THE NEW PHILLIPS
--------------------------------------------------------------------------------

                                                        [PHILLIPS LOGO]


                39,000
                CO-WORKERS

--------------------------------------------------------------------------------
      CAUTIONARY STATEMENT FOR THE PURPOSES OF THE SAFE HARBOR PROVISIONS
            OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
--------------------------------------------------------------------------------

        This presentation contains forward-looking statements about Phillips' consolidated businesses, generally its oil and gas segment. Where, in any forward-looking statement, the Company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, there can be no assurance that the statement of expectation or belief will result or be achieved. Reserves to be booked and production are estimates which were made using recognized estimating techniques, the applicable definitions of the United States Securities and Exchange Commission (SEC), generally accepted accounting principles and other applicable requirements.

        The actual results may be affected by a variety of risks which could cause the stated expectation or belief to differ materially. Risk factors include, but are not limited to: prices; demand; availability of drilling and other contractors; drilling and production results; loss of market; industry competition; environmental laws; legislative, tax and regulatory developments; timing and financial market conditions in various countries; political developments; project delays; and receipt of government and other approvals. Additional factors are set forth in the Company's annual and quarterly reports filed with the SEC.